82.4776



Eni

# Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

**SECURITIES AND EXCHANGE COMMISSION**
**450 Fifth Street, N.W.**
**WASHINGTON, D.C. 20549**
**U.S.A.**

SUPPL





09045817



Rif./Prot. SEGR/ 159
San Donato M.se, April 1, 2009

**Re: Saipem S.p.A. - File No. 82.4776**

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 11th February 2009
- Saipem Press Release dated 12th March 2009
- Saipem Press Release dated 23rd March 2009
- Saipem Press Release dated 26th March 2009

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Giulio Bozzini, telephone number -- (2) 52033202 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem
General Affairs Dept.
Company's Secretary Office Manager
Michele Nebbioli

4/9


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
UKAS
QUALITY
MANAGEMENT
001

82.4776

# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



## Form 6-K

## REPORT OF FOREIGN ISSUER

For the months of February 2009, March 2009

**Saipem S.p.A.**
(Exact name of Registrant as specified in its charter)

**Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776



A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Fully paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard: +39-025201
Fax +39-0252054295
www.saipem.eni.it

# Saipem: Board approves preliminary consolidated results 2008
# RECORD REVENUES, PROFITS AND BACKLOG
# Proposed dividend: + 25%

- **Overall net profit for 2008: €904 million.**
- **Adjusted net profit for 2008: €724 million, a 35% increase compared to 2007 (*).**
- **Adjusted net profit for the fourth quarter of 2008: €214 million, the best ever quarterly result, a 44% increase compared to the fourth quarter of 2007 (*).**
- **New contracts won in 2008: €13,860 million and the backlog at 31st December 2008 stood at a record level of €19,105 million.**
- **Investments in 2008: €2,044 million, compared to €1,636 million in 2007 (*).**

*San Donato Milanese, 11th February 2009.* Today, the Board of Directors of Saipem S.p.A. reviewed the Saipem Group preliminary consolidated results at 31st December 2008 (not yet submitted to the Company Statutory Auditors and Independent Auditors), which have been prepared in compliance with the new International Financial Reporting Standards (IFRS).

The Board of Directors will propose at the Annual Shareholders' Meeting, set to convene on 24th and 28th April, first and second summons respectively, the distribution of a dividend of €0.55 per ordinary share(**) (€0.44 distributed in 2008) and €0.58 per savings share (**) (€0.47 distributed in 2008). Dividends will be paid from 21st May 2009 (ex-dividend date: 18th May 2009).
The payout, in line with that of previous years, represents approximately one third of consolidated adjusted net profit.

---

*(*) Data for the year 2007 have been restated to reflect the effects of disposals of Camom, Haldor Topsøe and GTT and the classification of Fertinitro as "Net assets available for disposal.*
*(**) Following the fiscal reform effective from 1st January 2004, dividends do not benefit from any tax credit and, depending on the recipient, are taxed at source or are partially added to the taxable income.*

(million euro)

| Q4 2007 | Q3 2008 | Q4 2008 | Q4 2008 vs. Q4 2007 | | 2007 (1) | 2008 | 2008 vs. 2007 |
|---|---|---|---|---|---|---|---|
| 2,355 | 2,642 | 2,833 | 20.3 | Revenues | 9,318 | 10,094 | 8.3 |
| 227 | 286 | 309 | 36.1 | Operating profit | 852 | 1,084 | 27.2 |
| (2) 149 | 189 | 214 | 43.6 | Adjusted net profit | 535 | 724 | 35.3 |
| (2) 160 | 189 | 214 | 33.8 | Net profit | 830 | 904 | 8.9 |
| (2) 225 | 285 | 308 | 36.9 | Adjusted cash flow | 811 | 1,077 | 32.8 |
| 809 | 480 | 585 | (27.7) | Investments | 1,636 | 2,044 | 24.9 |
| 4,402 | 5,492 | 2,897 | (34.2) | New contracts | 11,845 | 13,860 | 17.0 |

(1) *figures have been restated to reflect the effects of disposals of Camom, Haldor Topsøe and GTT and the classification of Fertinitro as "Net assets available for disposal";*
(2) *figures restated net of proceeds from the disposal of the holding in Fertinitro.*

*As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.*

The investments made during year 2008 amount to €2,044 million (€1.636 million in 2007). The principal investment projects completed in 2008 were:
- Offshore: FPSO Gimboa for Sonangol P&P; an accommodation barge and two utility barges for Agip KCO;
- Drilling Offshore: Perro Negro 7 Jack-up contracted with Saudi Aramco, and a Tender Assisted Drilling Barge contracted with Eni Congo SA;
- Drilling Onshore: acquisition/construction of 27 rigs, contracted with various clients, mainly in Latin America.

Work on a number of major investment projects will continue in successive years. We provide below the latest forecast completion dates, updated following the most recent discussions with clients and shipyards. For the New Pipelayer, Castor ONE, the new delivery date has been agreed to benefit from a recent reduction in steel prices along with further upgrading of the operating characteristics of the vessel, and compatible with the slippage of some projects.

Offshore:
- New Pipelayer Castor ONE – completion Q3 2011;
- Ultra deepwater Field Development Ship FDS2 – completion Q2 2011
- Diving Support Vessel – completion Q3 2011
- Karimun Fabrication Yard Indonesia – ready for Fabrication Q4 2010

Drilling Offshore:
- Perro Negro 6 Jackup – completion Q2 2009
- Deepwater Semisub Scarabeo 8 – completion Q1 2010
- Deepwater Semisub Scarabeo 9 – completion Q1 2010
- Deepwater Drillship Saipem 12000 – completion Q1 2010

Drilling Onshore
- 5 Rigs - completion Q1 2009.

**Net financial debt** at 31st December 2008 amounted to €2,028 million, representing an increase of €334 million from 31st December 2007. this is due to investments made in 2008 and the distribution of dividends, partially offset by the cash flow from operations, proceeds from the disposal of GTT and an increase in working capital.

**New contracts and backlog**

During the fourth quarter of 2008, Saipem was awarded contracts amounting to €2,897 million (compared to €4,402 million in the fourth quarter of 2007).

New contracts awarded to the Saipem Group in 2008 amounted to €13,860 million (€11,845 million in 2007).

**The backlog of the Saipem Group at 31st December 2008 stands at a record level of €19,105 million** (€4,682 million in the Offshore sector, €9,201 million in the Onshore sector and €5,222 million in the Drilling sectors), of which €7,281 million are to be realised in 2009.

**Management outlook for 2009 and medium-term outlook**

In the second half of 2008 the dire forecasts for the development of the world economy led to a collapse of the (brent) oil price from a historical high in July of close to 150 dollars to around 40 dollars at year end.

This sudden dramatic fall in the oil price, coupled with much tighter access to credit due to difficulties of the international banking sector has led to a significant revision in the oil companies' spending plans. Projects for the development of non-conventional oil and marginal oil field development appear economically incompatible with short term oil price forecasts. Moreover, the expectation that a fall in the prices of several raw materials will lead to lower costs in manufactured products, and tighter access to credit, may lead oil companies to delay the launch of new projects and to reschedule existing ones.

All of this makes interpretation of the oil services market difficult and uncertain in the short term.

Saipem faces this negative phase with a record backlog, and a business portfolio that includes Drilling and Engineering & Construction in all the more promising areas: oil field development, subsea operations, heavy lifting, pipelaying; and with activities in all the most prolific hydrocarbon provinces. Our industrial model, which combines excellent engineering and execution with a strong presence in the countries where we operate, makes Saipem especially credible for the realization of complex projects in frontier areas; projects that are generally economically more robust, and that have planning and execution schedules that are less exposed to short-term variations in the price of hydrocarbons.

These considerations underpin Saipem's contention that it can weather this weak market, continuing to achieve a performance that puts it in a position of excellence in its own sector.

In contrast with the short-term uncertainty, the medium-term prospects for the Oil Services Industry are much more solid and promising.

The supply of Energy will continue to depend on oil and gas production, and increasingly on the development of fields in deep waters and remote areas. The oil industry has experienced a decade of under-investment that has significantly affected the ability of the International Oil Companies to replace reserves.

It therefore seems reasonable that as soon as the world economy shows signs of sustained recovery, the price of hydrocarbons will again start to climb, and with it, the investments by the Oil Industry.
With the objective of fully exploiting the potential of a market which, following this negative interval, is expected to expand strongly in the medium term, Saipem continues its own investment program with a forecast expenditure of €1.6 billion in 2009. These investments are approximately 50% in Drilling and are backed by long-term contracts with healthy clients. The remainder are in unique offshore vessels, designed to meet the challenges deriving from the production and transport of hydrocarbons in ultra-deep water and in frontier environments.

*Saipem's Chief Financial Officer, Mr Giulio Bozzini is the senior manager in charge of preparing the company's financial reports. He attests, pursuant to art. 154 bis, paragraph 2, of Law 58/98, that the information contained in this press release fully matches the accounting records, books and entries.*

*Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.*

***Contact details***
**Website**: www.saipem.eni.it
**Switchboard**: +39-025201
**Shareholder Information:**
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

**Relations with institutional investors and financial analysts:**
**Tel.**: +39-02520.34653
**Fax**: +39-02520.54295
**E-mail**: investor.relations@saipem.eni.it

## Analysis by business sector

### Offshore:

(million euro)

| Q4 2007 | Q3 2008 | Q4 2008 | Q4 2008 vs. Q4 2007 | | 2007 | 2008 | 2008 vs. 2007 |
|---|---|---|---|---|---|---|---|
| 832 | 1,027 | 1,095 | 31.6 | Revenues | 3,463 | 3,863 | 11.6 |
| (684) | (839) | (888) | 29.8 | Expenses | (2,891) | (3,153) | 9.1 |
| (40) | (47) | (47) | 17.5 | Depreciation and amortisation | (149) | (175) | 17.4 |
| 108 | 141 | 160 | 48.1 | Operating profit | 423 | 535 (1) | 26.5 |
| 17.8 | 18.3 | 18.9 | | EBITDA % | 16.5 | 18.4 | |
| 13.0 | 13.7 | 14.6 | | EBIT % | 12.2 | 13.8 | |
| 743 | 270 | 692 | | New orders awarded | 3,496 | 4,381 | |

*(1) includes gains of €2 million from the sale of FPSO Mystras*

The backlog at 31st December 2008 amounted to €4,682 million, of which €2,581 million are to be realised in 2009. In agreement with the Client, the contract for the realisation of the Dragon CIGMA project on behalf of PDVSA Gas SA, awarded in October, has been suspended; the contract amount has not been included in new orders awarded during the fourth quarter.

- Revenues for 2008 amounted to €3,863 million, representing an increase of more than 11% over 2007, which is mainly due to higher levels of activity in North Africa and Kazakhstan.

- Operating profit for 2008 amounted to €535 million, equal to 13.8% of revenues, compared to €423 million, equal to 12.2% of revenues in 2007. EBITDA stood at 18.4% compared to 16.5% in 2007. This margin increase is attributable to improved contractual conditions and strong operational performance.

- The most significant contracts awarded in the fourth quarter include:
  - on behalf of BP Exploration (Caspian Sea) Ltd, an Underwater Service Contract Long Term Agreement in Azerbaijan, comprising inspection, maintenance and repair works of BP offshore infrastructure;
  - on behalf of Petrobras, the contract for the construction of the gas pipeline Uruguà - Mexilhao in the Santos Basin off the coast of Brazil, comprising transport, installation and testing of the pipeline connecting an FPSO on Block BS-500 in 1,372 metres of water, to a gas platform in 172 metres of water.

## Onshore:

(million euro)

| Q4 2007 | Q3 2008 | Q4 2008 | Q4 2008 vs. Q4 2007 | | 2007 (1) | 2008 | 2008 vs. 2007 |
|---|---|---|---|---|---|---|---|
| 1,328 | 1,378 | 1,504 | 13.3 | Revenues | 5,125 | 5,324 | 3.9 |
| (1,251) | (1,285) | (1,399) | 11.8 | Expenses | (4,847) | (4,972) | 2.6 |
| (13) | (13) | (13) | - | Depreciation and amortisation | (41) | (49) | 19.5 |
| 64 | 80 | 92 | 43.8 | Operating profit | 237 | 303 | 27.8 |
| 5.8 | 6.7 | 7.0 | | EBITDA % | 5.4 | 6.6 | |
| 4.8 | 5.8 | 6.1 | | EBIT % | 4.6 | 5.7 | |
| 2,094 | 4,663 | 1,804 | | New orders awarded | 6,070 | 7,522 | |

*(1) figures have been restated to reflect the effects of disposals of Camom and Haldor Topsøe.*

The backlog at 31st December 2008 amounted to €9,201 million, of which €3,668 million are to be realised in 2009. The backlog includes the Manifa contract on behalf of Saudi Aramco, amounting to €1,440 million; the Client is expected to decide the terms and timing for its execution in the near future.

- Revenues for 2008 amounted to €5,324 million, representing a 3.9% increase over 2007, which is mainly due to higher levels of activity in the Middle East.

- Operating profit for 2008 amounted to €303 million, compared to €237 million in 2007, with margins increasing from 4.6% to 5.7%. EBITDA stood at 6.6% compared to 5.4% in 2007. This margin increase is attributable to high operational efficiency and improved contractual conditions.

- The most significant contracts awarded in the fourth quarter include:
  - on behalf of Sonatrach, the EPC contract in Algeria for the construction of infrastructure of an LPG treatment plant in the Hassi Messaoud oil complex. The contract comprises engineering, procurement and construction of three LPG trains;
  - on behalf of Total Exploration and Production Nigeria Limited - TEPNG (operator of the joint venture NNPC/TEPNG), the EPC contract OML 58 Upgrade in Nigeria, comprising engineering, procurement, construction and commissioning of new units along with demolition and decommissioning of existing units at the gas treatment plants of Obagi and Obite. The contract will be carried out in consortium (Saipem being the leader) with Desicon Engineering Ltd and Ponticelli.

**Offshore Drilling:**

(million euro)

| Q4 2007 | Q3 2008 | Q4 2008 | Q4 2008 vs. Q4 2007 | | 2007 | 2008 | 2008 vs. 2007 |
|---|---|---|---|---|---|---|---|
| 113 | 121 | 113 | – | Revenues | 420 | 472 | 12.4 |
| (57) | (56) | (63) | 10.5 | Expenses | (220) | (234) | 6.4 |
| (16) | (18) | (16) | – | Depreciation and amortisation | (60) | (66) | 10.0 |
| 40 | 47 | 34 | (15.0) | Operating profit | 140 | 172 | 22.9 |
| 49.6 | 53.7 | 44.2 | | EBITDA % | 47.6 | 50.4 | |
| 35.4 | 38.8 | 30.1 | | EBIT % | 33.3 | 36.4 | |
| 1,250 | 547 | – | | New orders awarded | 1,644 | 760 | |

The backlog at 31st December 2008 amounted to €3,759 million, of which €565 million are to be realised in 2009.

- The decrease in revenues and margins in the fourth quarter of 2008 compared to the third quarter is due, as previously stated, to an increased number of days lost for maintenance.

- Revenues for 2008 amounted to €472 million, representing a 12.4% increase compared to 2007, due mainly to increased levels of activity by the semi-submersible platform Scarabeo 3, the jack-up Perro Negro 2, the start of operations of the jack-up Perro Negro 7, as well as to higher contractual rates.

- Operating profit for 2008 amounted to €172 million, compared to €140 million in 2007, with margins increasing from 33.3% to 36.4%. EBITDA stood at 50.4% compared to 47.6% in 2007. This margin increase, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

- Vessel utilisation in 2008 was as follows:

| ***Vessel*** | ***Days - 2008*** | | | ***Days - 2009*** | |
|---|---|---|---|---|---|
| | ***Under contract*** | ***idle*** | | ***Expected to be idle*** | |
| Semi-submersible platform Scarabeo 3 | 366 | – | | – | |
| Semi-submersible platform Scarabeo 4 | 366 | – | | 90 | **a** |
| Semi-submersible platform Scarabeo 5 | 256 | 110 | **a** | – | |
| Semi-submersible platform Scarabeo 6 | 366 | – | | 92 | **a** |
| Semi-submersible platform Scarabeo 7 | 274 | 92 | **a** | – | |
| Drillship Saipem 10000 | 366 | – | | – | |
| Jack-up Perro Negro 2 | 353 | 13 | **a** | – | |
| Jack-up Perro Negro 3 | 219 | 147 | **a** | – | |
| Jack-up Perro Negro 4 | 366 | – | | – | |
| Jack-up Perro Negro 5 | 343 | 23 | **a** | – | |
| Jack up Perro Negro 7 | 137 | – | | – | |

**a** = the vessel underwent / is expected to undergo class reinstatement works.

**Onshore Drilling:**

(million euro)

| Q4 2007 | Q3 2008 | Q4 2008 | Q4 2008 vs. Q4 2007 | | 2007 | 2008 | 2008 vs. 2007 |
|---|---|---|---|---|---|---|---|
| 82 | 116 | 121 | 47.6 | Revenues | 310 | 435 | 40.3 |
| (60) | (80) | (80) | 33.3 | Expenses | (232) | (298) | 28.4 |
| (7) | (18) | (18) | 157.1 | Depreciation and amortisation | (26) | (63) | 142.3 |
| 15 | 18 | 23 | 53.3 | Operating profit | 52 | 74 | 42.3 |
| 26.8 | 31.0 | 33.9 | | EBITDA % | 25.2 | 31.5 | |
| 18.3 | 15.5 | 19.0 | | EBIT % | 16.8 | 17.0 | |
| 315 | 12 | 401 | | New orders awarded | 635 | 1,197 | |

The backlog at 31st December 2008 amounted to €1,463 million, of which €467 million are to be realised in 2009. The backlog includes the effects of the Bolivar devaluation pertaining to contracts on behalf of PDVSA Servicios denominated in Bolivares vis-à-vis costs to be borne in the same currency.

- Revenues for 2008 amounted to €435 million, representing a 40.3% increase compared to 2007, attributable mainly to the start of operations of new rigs in South America.

- Operating profit for 2008 amounted to €74 million, compared to €52 million in 2007, with margins increasing from 16.8% to 17%. EBITDA stood at 31.5% compared to 25.2% in 2007. This margin increase, both absolute and in terms of profitability, is due to higher margins on rates.

- Average utilisation of rigs in 2008 stood at 99% (99.6% in 2007); At the end of 2008 the Company owned 73 rigs (in addition to 5 rigs under construction) located as follows: 30 in Venezuela, 16 in Peru, 9 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 3 in Brazil, 2 in Italy, 1 in Ecuador, 1 in Colombia and 1 in Egypt. In addition, 5 third-party rigs were deployed in Peru, 5 rigs by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan.

- The most significant contracts awarded in the fourth quarter include:
  - contracts for the lease of 17 rigs of varying capacity on behalf of various oil companies. Contracts will have an average duration of five years and will start upon conclusion of existing contracts.

Attachments:
- Reclassified consolidated balance sheet, reclassified consolidated income statements by nature and destination of costs, reclassified statement of cash flow and financial position;
- following the disposals of *Camom, Haldor Topsøe, GTT and the reclassification to "Net assets available for disposal" of Fertinitro*: data used for restatement purposes.

## RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

| | 31 December 2007 | | 31 December 2008 | |
|---|---|---|---|---|
| Net tangible fixed assets | | 3,562 | | 5,170 |
| Net intangible fixed assets | | 750 | | 754 |
| | | 4,312 | | 5,924 |
| - Offshore | 2,114 | | 2,633 | |
| - Onshore | 484 | | 478 | |
| - Offshore Drilling | 1,395 | | 2,143 | |
| - Onshore Drilling | 319 | | 670 | |
| Financial investments | | 47 | | 44 |
| **Non-current assets** | | **4,359** | | **5,968** |
| **Net current assets (*)** | | **(402)** | | **(1,063)** |
| **Net assets available for disposal and associated net financial debt** | | **203** | | **68** |
| **Employee termination indemnities** | | **(167)** | | **(173)** |
| **CAPITAL EMPLOYED** | | **3,993** | | **4,800** |
| **Net equity** | | **2,295** | | **2,751** |
| **Minority interest in net equity** | | **4** | | **21** |
| **Net financial debt** | | **1,694** | | **2,028** |
| **COVER** | | **3,993** | | **4,800** |
| **Leverage (net debt/shareholders' equity)** | | **0.74** | | **0.74** |
| **SHARES ISSUED AND OUTSTANDING** | | **441,410,900** | | **441,410,900** |
| *(*) of which Advances from Clients* | | *351* | | *950* |

# RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
# NATURE OF COSTS

(million euro)

| Q4 2007 | Q3 2008 | Q4 2008 | | year 2007 | year 2008 |
|---|---|---|---|---|---|
| 2,355 | 2,642 | 2,833 | Operating revenues | 9,530 | 10,094 |
| 5 | 2 | 3 | Other revenues and income | 13 | (**) 12 |
| (1,663) | (1,946) | (2,012) | Purchases, services and other costs | (7,025) | (7,259) |
| (394) | (316) | (421) | Payroll and related costs | (1,370) | (1,410) |
| **303** | **382** | **403** | **GROSS OPERATING PROFIT** | **1,148** | **1,437** |
| (76) | (96) | (94) | Amortisation, depreciation and write-downs | (281) | (353) |
| **227** | **286** | **309** | **OPERATING PROFIT** | **867** | **1,084** |
| (23) | (23) | (24) | Financial expenses | (105) | (96) |
| 20 | 4 | 20 | Income from investments | 59 | (***) 34 |
| **224** | **267** | **305** | **INCOME BEFORE INCOME TAXES** | **821** | **1,022** |
| (64) | (75) | (79) | Income taxes | (238) | (280) |
| **160** | **192** | **226** | **INCOME BEFORE MINORITY INTEREST** | **583** | **742** |
| (2) | (3) | (12) | Minority interest | (3) | (18) |
| **158** | **189** | **214** | **ADJUSTED NET PROFIT** | **580** | **724** |
| 12 | – | – | Capital gain from the disposal of non-core assets | 302 | 185 |
| (1) | – | – | Tax charge | (7) | (5) |
| **169** | **189** | **214** | **NET PROFIT** | **875** | **904** |
| **234** | **285** | **308** | **CASH FLOW (Net profit + Depreciation and amortisation)** | **1,156** | **1,257** |

*(*) data were not restated*
*(**) includes €2 million pertaining from capital gains from the sale of FPSO Mystras*
*(***) includes €17 million (€12 million in the fourth quarter of 2008) pertaining from capital gains from the disposal of minority holdings, the conclusion of a project by a project company consolidated with the net equity method and the accounting of a company using the net equity method, which had previously been accounted for using the cost method.*

# RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
# DESTINATION OF COSTS

(million euro)

| Q4 2007 | Q3 2008 | Q4 2008 | | year 2007 | year 2008 |
|---|---|---|---|---|---|
| 2,355 | 2,642 | 2,833 | Operating revenues | 9,530 | 10,094 |
| (2,031) | (2,270) | (2,434) | Production costs | (8,292) | (8,655) |
| (15) | (7) | (10) | Idle costs | (48) | (41) |
| (29) | (27) | (26) | Selling expenses | (109) | (109) |
| (4) | (3) | (4) | Research and development costs | (21) | (13) |
| (4) | (4) | (5) | Other operating income (expenses), net | (9) | (**) (10) |
| **272** | **331** | **354** | **CONTRIBUTION FROM OPERATIONS** | **1,051** | **1,266** |
| (45) | (45) | (45) | General and administrative expenses | (184) | (182) |
| **227** | **286** | **309** | **OPERATING PROFIT** | **867** | **1,084** |
| (23) | (23) | (24) | Financial expenses | (105) | (96) |
| 20 | 4 | 20 | Income from investments | 59 | (***) 34 |
| **224** | **267** | **305** | **INCOME BEFORE INCOME TAXES** | **821** | **1,022** |
| (64) | (75) | (79) | Income taxes | (238) | (280) |
| **160** | **192** | **226** | **INCOME BEFORE MINORITY INTEREST** | **583** | **742** |
| (2) | (3) | (12) | Minority interest | (3) | (18) |
| **158** | **189** | **214** | **NET PROFIT ADJUSTED** | **580** | **724** |
| 12 | – | – | Capital gain from the disposal of non-core assets | 302 | 185 |
| (1) | – | – | Tax charge | (7) | (5) |
| **169** | **189** | **214** | **NET PROFIT** | **875** | **904** |
| **234** | **285** | **308** | **CASH FLOW (Net profit + Depreciation and amortisation)** | **1,156** | **1,257** |

*(*) data were not restated*
*(**) includes €2 million pertaining from capital gains from the sale of FPSO Mystras*
*(***) includes €17 million (€12 million in the fourth quarter of 2008) pertaining from capital gains from the disposal of minority holdings, the conclusion of a project by a project company consolidated with the net equity method and the accounting of a company using the net equity method, which had previously been accounted for using the cost method.*

## RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

| Q4 2007 | Q3 2008 | Q4 2008 | | year 2007 | year 2008 |
|---|---|---|---|---|---|
| 438 | 189 | 214 | Net profit | 875 | 904 |
| – | 3 | 12 | Minority interest | 3 | 18 |
| | | | *Adjustments to reconcile cash generated from operating income before changes in working capital:* | | |
| 56 | 96 | 94 | Depreciation, amortisation and other non-monetary items | (21) | 166 |
| (408) | 45 | 283 | Variation in working capital relating to operations | 190 | 493 |
| **86** | **333** | **603** | **Net cash flow from operations** | **1,047** | **1,581** |
| (314) | (480) | (585) | Investments in tangible and intangible fixed assets | (1,652) | (2,044) |
| 390 | 9 | 12 | Disposals | 410 | 344 |
| **162** | **(138)** | **30** | **Free cash flow** | **(195)** | **(119)** |
| (16) | (36) | – | Buy-back of treasury shares | (22) | (50) |
| – | – | – | Cash flow from share capital and reserves | (126) | (192) |
| 16 | 2 | 37 | Effect of exchange rate differences and other changes on net debt | 66 | 27 |
| **162** | **(172)** | **67** | **Change in net debt** | **(277)** | **(334)** |
| **1,596** | **1,923** | **2,095** | **Net debt at beginning of period** | **1,417** | **1,694** |
| **1,434** | **2,095** | **2,028** | **Net debt at end of period** | **1,694** | **2,028** |

## FINANCIAL POSITION AT 31 DECEMBER 2008

| | |
|---|---|
| Long-term financial liabilities<br>(81% €uro: 19% $USA)<br>(84% fixed rate; 16% variable rate) | 1,084 ml €uro |
| Short-term financial liabilities<br>(72% €uro: 15% $USA; 13% other currencies) | 2,642 ml €uro |
| Total financial liabilities | 3,726 ml €uro |
| Cash and cash equivalents<br>(53% €uro; 26% $USA; 21% other currencies) | 1,698 ml €uro |
| Total net financial debt | 2,028 ml €uro |
| Un-utilized credit lines | 1,273 ml €uro |
| Average cost of debt in 2008 | 4.8% |
| Financial expenses capitalized in 2008 | 49 ml €uro |
| Average cost of debt in the fourth quarter of 2008 | 4.8% |
| Financial expenses capitalized in the fourth quarter of 2008 | 16 ml €uro |

## DATA PERTAINING TO CAMOM, HALDOR TOPSØE, GTT AND FERTINITRO ELIMINATED FROM COMPARATIVE DATA FOR RESTATEMENT PURPOSES

(million euro)

| Q4 2007 | | 2007 |
|---|---|---|
| – | Revenues | 212 |
| – | Operating profit | 15 |
| 9 | Net profit | 45 |
| 9 | Cash flow | 50 |
| – | Investments | 8 |
| – | New orders awarded | 166 |



A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Fully paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard: +39-025201
Fax +39-0252054295
www.saipem.eni.it

## Saipem: 2008 Consolidated and Statutory Financial Statements

- **Revenues: Euro 10,094 million**
- **Operating profit: Euro 1,084 million**
- **Adjusted net profit: Euro 724 million**
- **Net profit: Euro 914 million**
- **Cash flow: Euro 1,267 million**
- **Dividend per share: Euro 0.55 per ordinary share (0.44 distributed in 2008); Euro 0.58 per savings share (0.47 distributed in 2008)**

*San Donato Milanese, 12th March 2009.* The Board of Directors of Saipem S.p.A. has approved the Saipem Group Consolidated Financial Statements as at 31st December 2008, which reported a net profit of Euro 914 million (Euro 875 million in 2007) and adjusted net profit of Euro 724 million (Euro 535 million in 2007[1]). The Board also approved the preliminary Statutory Financial Statements of Saipem S.p.A., which reported net profit of Euro 335 million (Euro 731 million in 2007[2]).
Net profit increased by Euro 10 million compared to the preliminary results provided in the press release of 11th February 2009, due to the release of a provision following the positive outcome of a legal dispute against a holding, now dismissed.
The Board of Directors moved to propose at the Annual Shareholders' Meeting the distribution of a dividend of Euro 0.55 per ordinary share. Dividends will be paid from 21st May 2009 (ex-dividend date: 18th May 2009).
The Consolidated and Statutory Financial Statements of Saipem S.p.A. have been made available to the Board of Statutory Auditors and the Independent Auditors.
The Board of Directors also approved Saipem's Sustainability Report, which was prepared in compliance with the current international best practice. This document underlines Saipem's commitment towards sustainable development.

### General Shareholders' Meeting

The Board of Directors has called the General Shareholders' Meeting, to be held on 24th or 28th April 2009, first and second summons respectively.

*1 Data for the year 2007 have been restated to reflect the effects of disposals of Camom, Haldor Topsøe and GTT and the classification of Fertinitro as "Net assets available for disposal.*

*2 This is a pro-forma figure calculated following the merger by incorporation, effective from 1st January 2008, of Snamprogetti SpA, Saipem Projects SpA and Ecos Group Srl.*

*Saipem's Chief Financial Officer, Mr Giulio Bozzini is the senior manager in charge of preparing the company's financial reports. He attests, pursuant to art. 154 bis, paragraph 2, of Law 58/98, that the information contained in this press release matches the accounting records, books and entries.*

***Contact details***
**Website**: www.saipem.eni.it
**Switchboard**: +39-025201
**Shareholder Information:**
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

**Relations with institutional investors and financial analysts:**
**Tel**.: +39-02520.34653
**Fax**: +39-02520.54295
**E-mail**: investor.relations@saipem.eni.it

Attachments:
- Saipem S.p.A. Reclassified Balance Sheet, Reclassified Income Statement and Statement of Cash Flow;
- Saipem Group Reclassified Consolidated Balance Sheet, Reclassified Consolidated Income Statement and Statement of Cash Flow.

Restatements of the reclassified balance sheet and income statement to statutory schemes are provided in the Directors' Report of the Consolidated and Statutory Financial Statements of Saipem S.p.A. under the section "Restatement of reclassified balance sheet and income statement to statutory schemes".

**SAIPEM S.p.A.**

**BALANCE SHEET** (million euro)

| | 31st December 2007 | 31st December 2007 pro-forma * | **31st December 2008** |
|---|---|---|---|
| Net tangible fixed assets | 239 | 253 | 350 |
| Net intangible fixed assets | 9 | 14 | 20 |
| Financial investments | 1,911 | 1,827 | 1,809 |
| **Non-current assets** | **2,159** | **2,094** | **2,179** |
| **Net current assets** | **597** | **271** | **(1)** |
| **Employee termination indemnities** | **(40)** | **(88)** | **(89)** |
| **CAPITAL EMPLOYED** | **2,716** | **2,277** | **2,089** |
| **Shareholders' equity** | **923** | **858** | **881** |
| **Net debt** | **1,793** | **1,419** | **1,208** |
| **COVER** | **2,716** | **2,277** | **2,089** |

**INCOME STATEMENT** (million euro)

| | 2007 | 2007 pro-forma* | **2008** |
|---|---|---|---|
| Operating revenues | 1,074 | 3,535 | 3,884 |
| Other revenues and income | 24 | 30 | 32 |
| Operating costs | (992) | (3,227) | (3,538) |
| **Gross operating profit** | **106** | **338** | **378** |
| Amortisation, depreciation and write-downs | (50) | (53) | (58) |
| **Operating profit** | **56** | **285** | **320** |
| Financial expenses, net | (70) | (75) | (56) |
| Net income from investments | 326 | 659 | 178 |
| **Income before income taxes** | **312** | **869** | **442** |
| Income taxes | (25) | (138) | (107) |
| **Net profit** | **287** | **731** | **335** |

** This is a pro-forma figure calculated following the merger by incorporation, effective from 1st January 2008, of Snamprogetti SpA, Saipem Projects SpA and Ecos Group Srl.*

## STATEMENT OF CASH FLOW

(million euro)

| | 2007 | 2007 pro forma* | **2008** |
|---|---|---|---|
| Net income | 287 | 731 | 335 |
| Depreciation, amortisation and other non-monetary items | 54 | 47 | 54 |
| Dividends, interests and income taxes | (225) | (458) | 7 |
| **Cash generated from operating income before variation in working capital** | **116** | **320** | **396** |
| Variation in working capital relating to operations | (55) | (144) | 75 |
| Dividends, interests and income taxes received (paid) | 75 | 332 | 125 |
| **Net cash flow from operations** | **136** | **796** | **596** |
| Investments in tangible and intangible fixed assets | (145) | (155) | (166) |
| Financial investments | (248) | (252) | - |
| Disposals | 9 | 16 | 24 |
| **Free cash flow** | **(248)** | **405** | **454** |
| Buy-back of treasury shares | (13) | (13) | (52) |
| Cash flow from share capital and reserves | (126) | (126) | (192) |
| Exchange rate differentials and other variation concerning net financial debt | (1) | (280) (*) | 1 |
| **Variation in net debt** | **(388)** | **(14)** | **211** |
| | | | |
| **Net debt at beginning of period** | **1,405** | **1,405** | **1,419** |
| **Net debt at end of period** | **1,793** | **1,419** | **1,208** |

*(*) Includes net financial debt of Snamprogetti SpA and Saipem Projects as at 1st January 2007.*

## SAIPEM GROUP

### RECLASSIFIED BALANCE SHEET

(million euro)

| | 31st December 2007 | | 31st December 2008 | |
|---|---|---|---|---|
| Net tangible fixed assets | | 3,562 | | 5,171 |
| Net intangible fixed assets | | 750 | | 755 |
| | | 4,312 | | 5,926 |
| - Offshore | 2,114 | | 2,631 | |
| - Onshore | 484 | | 497 | |
| - Offshore Drilling | 1,395 | | 2,149 | |
| - Onshore Drilling | 319 | | 649 | |
| Financial investments | | 47 | | 43 |
| **Non-current assets** | | **4,359** | | **5,969** |
| **Net current assets** | | **(402)** | | **(1,054)** |
| **Net assets available for disposal and associated net financial debt** | | **203** | | **68** |
| **Employee termination indemnities** | | **(167)** | | **(173)** |
| **CAPITAL EMPLOYED** | | **3,993** | | **4,810** |
| **Net equity** | | **2,295** | | **2,757** |
| **Minority interest in net equity** | | **4** | | **21** |
| **Net debt** | | **1,694** | | **2,032** |
| **COVER** | | **3,993** | | **4,810** |
| **Leverage (net debt/shareholders' equity)** | | **0.74** | | **0.74** |
| **SHARES ISSUED AND OUTSTANDING** | | **441,410,900** | | **441,410,900** |

### INCOME STATEMENT

(million euro)

| | 2007 (*) | **2008** |
|---|---|---|
| Operating revenues | 9,530 | 10,094 |
| Other revenues and income | 13 | 12 |
| Operating costs | (8,395) | (8,669) |
| **Gross operating profit** | **1,148** | **1,437** |
| Amortisation, depreciation and write-downs | (281) | (353) |
| **Operating profit** | **867** | **1,084** |
| Financial expenses, net | (105) | (96) |
| Net income from investments | 59 | 34 |
| **Income before income taxes** | **821** | **1,022** |
| Income taxes | (238) | (280) |
| **Income before minority interest** | **583** | **742** |
| Minority interest | (3) | (18) |
| **Adjusted net profit** | **580** | **724** |
| Capital gain from the disposal of non-core assets | 302 | 195 |
| Tax charge | (7) | (5) |
| **Net profit** | **875** | **914** |

*(*) data have not been restated*

## RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

| | 2007 | **2008** |
|---|---|---|
| Group net income | 875 | 914 |
| Third party income | 3 | 18 |
| Depreciation, amortisation and other non-monetary items | (46) | 159 |
| Dividends, interests and income taxes | 230 | 347 |
| **Cash generated from operating income before variation in working capital** | **1,062** | **1,438** |
| Variation in working capital relating to operations | 292 | 392 |
| Dividends, interests and income taxes received (paid) | (289) | (268) |
| **Net cash flow from operations** | **1,065** | **1,562** |
| Investments in tangible and intangible fixed assets | (1,644) | (2,044) |
| Financial investments | (8) | – |
| Disposals | 409 | 345 |
| **Free cash flow** | **(178)** | **(137)** |
| Buy-back of treasury shares | (13) | (50) |
| Cash flow from share capital and reserves | (126) | (192) |
| Exchange rate differentials and other variation concerning net financial debt | 40 | 41 |
| **Variation in net debt** | **(277)** | **(338)** |
| **Net debt at beginning of period** | **1,417** | **1,694** |
| **Net debt at end of period** | **1,694** | **2,032** |

saipem



# Saipem wins US$ 1.8 billion onshore contract in Algeria

*San Donato Milanese (Milan), 23 March 2009* – Saipem has been awarded a new onshore contract in Algeria worth approximately US$ 1.8 billion.

Saipem has signed the lump sum turn key contract with the joint venture between Eni and the Algerian oil company Sonatrach for the treatment facilities of natural gas extracted from the Menzel Ledjmet East field and from the future developments of the CAFC (Central Area Field Complex). The contract encompasses the EPC (engineering, procurement and construction) of the natural gas gathering systems and processing plant and the related export pipelines. The facilities will provide a processing capacity of 350 million cubic feet of gas per day and of 35,000 barrels per day of liquids and will be located in the Berkine Basin, approximately 1,000 kilometres southeast of Algiers.
The contract is scheduled to be completed within 36 months.

*Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.*

**Website:** www.saipem.eni.it
**Switchboard:** +39-025201
**Shareholder Information:**
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
**Relations with institutional investors and financial analysts:**
Tel.: +39-02520.34653 Fax: +39-02520.54295
**E-mail:** investor.relations@Saipem.eni.it

saipem



## Saipem awarded a new offshore drilling contract worth US$ 400 million

*San Donato Milanese (Milan), 26 March 2009* – Saipem has been awarded a new contract worth approximately US$ 400 million for the charter of offshore drilling rig Scarabeo 6.

The contract has been assigned to Saipem by Burullus Gas Company extending their charter of Scarabeo 6 to the fourth quarter of 2014. The rig will continue to operate in Egyptian waters where she is presently working for the same client.

Scarabeo 6 is a third-generation semi-submersible rig capable, at present, of drilling to depths of up to 7,500 metres, operating in water depths of up to 780 metres. The operating capacity will be raised to 1,100 metres of water depth, following the rig upgrading works, which will be executed in a six-month period between the second quarter of 2011 and the second quarter of 2012.

*Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.*

**Website**: www.saipem.eni.it
**Switchboard**: +39-025201
**Shareholder Information:**
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
**Relations with institutional investors and financial analysts:**
Tel.: +39-02520.34653 Fax: +39-02520.54295
**E-mail**: investor.relations@Saipem.eni.it